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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

June 27, 2022

Dear Sir/Madam,

Sub: 41st Annual General Meeting ('AGM') and voting results

In continuation to our intimation dated June 25, 2022, pertaining to the 41st AGM of the Company held on June 25, 2022, please find enclosed the following: -

1. Proceedings as required under the Regulation 30, Part A of Schedule - III of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 filed with the exchanges on June 25, 2022 and also placed on the Company's website https://www.infosys.com/investors/news-events/annual-general-meeting/2022.html is enclosed as Annexure-I.
2. The Chairman's speech as read out during the AGM is enclosed as Annexure – II.
3. Voting results as required under Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 is enclosed as Annexure – III.
4. Report of the Scrutinizer dated June 25, 2022, pursuant to Section 108 of the Companies Act, 2013 and Rule 20 (4) (xii) of the Companies (Management and Administration), Rules 2014 is enclosed as Annexure – IV.
5. Integrated Annual Report for the financial year 2021-22 required under Regulation 34 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 is enclosed as Annexure – V.
6. ESG report 2021-22 is available for download from the website of the company under following link: https://www.infosys.com/sustainability/documents/infosys-esg-report-2021-22.pdf

This is for your information and records.

The Company facilitated live webcast of proceedings of the meeting. The archive of webcast of the 41st Annual General Meeting ('AGM') is made available on the company's website: https://www.infosys.com/investors/news-events/annual-general-meeting/2022/webcast.html

Thanking You

Yours Sincerely,
For Infosys Limited

A G S Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Summary of proceedings of the 41st Annual General Meeting of Infosys Limited:

The 41st Annual General Meeting ('AGM') of the Members of Infosys Limited ('the Company') was held on Saturday, June 25, 2022 at 4.00 P.M (IST) through video conferencing and other audio-visual means ('VC'). The meeting was held in compliance with the General Circulars issued by the Ministry of Corporate Affairs ('MCA') and circulars issued by the Securities and Exchange Board of India ('SEBI') and as per the applicable provisions of the Companies Act, 2013 and the Rules made thereunder.

DIRECTORS IN ATTENDANCE
Nandan M. Nilekani, joined over VC from Bengaluru *Non-Executive, Non-Independent Chairman*
Salil Parekh, joined over VC from Mumbai *Chief Executive Officer and Managing Director*
Kiran Mazumdar-Shaw, joined over VC from Bengaluru *Lead Independent Director and Chairperson of the Nomination and Remuneration committee and CSR committee*
D. Sundaram, joined over VC from Mumbai *Independent Director and Chairperson- Audit Committee, Risk Management Committee and Stakeholders Relationship Committee*
Michael Gibbs, joined over VC from USA *Independent Director*
Uri Levine, joined over VC from Israel *Independent Director*
Bobby Parikh, joined over VC from Mumbai *Independent Director*
Chitra Nayak, joined over VC from USA *Independent Director and Chairperson of ESG Committee*
Nilanjan Roy, joined over VC from Bengaluru *Chief Financial Officer*
A.G.S. Manikantha, joined over VC from Bengaluru *Company Secretary*

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

OTHER REPRESENTATIVES
Statutory Auditors, joined over VC from Bengaluru *M/s. Deloitte Haskins & Sells LLP, Chartered Accountants*
Internal Auditors, joined over VC from Bengaluru *M/s Ernst & Young LLP*
Secretarial Auditors joined over VC *Representative of Parameshwar G. Hegde, Practicing Company Secretary from Bengaluru and Representative of Makarand M. Joshi & Co., Practicing Company Secretaries from Mumbai*
Scrutinizer joined over VC from Bengaluru *Hemanth B. of Hemanth, Holla & Co.*
QUORUM OF THE MEETING
A total of 291 members representing 4,32,61,098 shares attended the meeting.

The meeting commenced at 4:00 PM (IST) and concluded at 8:05 PM (IST) (including time allowed for e-voting at AGM).

Nandan M. Nilekani chaired the meeting. The Chairman informed that the annual general meeting is being held through video conferencing in accordance with the circulars issued by the Ministry of Corporate Affairs and SEBI. He requested his colleagues to introduce themselves. The requisite quorum being present, the Chairman called the meeting to order. All the directors of the Company attended the meeting. The Chairman welcomed all shareholders, auditors and other invitees who joined over VC and delivered his speech followed by presentation by Salil Parekh, CEO and Managing Director. The Chairman informed that the Company had provided members the facility to cast their vote electronically, on all resolutions set forth in the Notice. It was further informed that there would be no voting by show of hands. A.G.S. Manikantha, Company Secretary, provided the summary of the statutory auditors' report and secretarial audit report for the financial year 2021-22.

The following items of business, as per the Notice of AGM dated May 21, 2022, were tabled at the meeting. Shareholders were provided a facility to ask questions or express their views through VC, audio and through web chat options on the tabled resolutions. Clarifications were provided to the queries raised by the members.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

No.	Resolutions	Type of resolution
Ordinary Business		
1	Adoption of Financial Statements (including the consolidated financial statements) of the Company for the financial year ended March 31, 2022 and the reports of the Board of Directors ('the Board') and Auditors thereon.	Ordinary
2	Declaration of dividend	Ordinary
3	Appointment of Nandan M. Nilekani as a director liable to retire by rotation	Ordinary
4	Reappointment of Deloitte Haskins & Sells LLP, Chartered Accountants, as statutory auditors of the Company	Ordinary
Special Business		
5	Reappointment of D. Sundaram as an independent director	Special
6	Reappointment of Salil S. Parekh, Chief Executive Officer and Managing Director of the Company, and approval of the revised remuneration payable to him	Ordinary

The Board of Directors had appointed Hemanth, Holla & Co., as the Scrutinizer to supervise the e-voting process. The Chairman authorized the Company Secretary to declare the voting results, intimate the stock exchanges and place the same on the website of the Company.

The details of the voting results (remote e-voting and e-voting at the AGM) on all the resolutions as set out in the Notice of AGM along with the Scrutinizer's Report will be disseminated to the exchanges and will be placed on the Company's website, in due course.

This is for your information and records.

Thanking you,

Yours sincerely,
For **Infosys Limited**

A. G. S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com


Annexure - II
Infosys
41ST
ANNUAL
GENERAL
MEETING
www.infosys.com
Nandan M. Nilekani

CHAIRMAN'S SPEECH

Dear Shareholders,

Welcome to the 41st Annual General Meeting of Infosys. As we gather virtually once again, it is a pleasure and privilege to host you today. We very much appreciate your generous support, and on behalf of the Infosys Board of Directors, I thank you for taking out the time from your busy schedules to join us.

Fiscal 2022 has been a year of exceptional growth – 19.7% in constant currency – bringing in US $16.3 billion, which is the fastest growth we have seen in 11 years. Operating margin for the year stood at a healthy 23% and Free Cash Flows crossed US $3 billion. Our digital business grew at 41% for the year and currently accounts for 59% of our total revenues. Each of our business segments grew in double digits and growth across geographies was broad-based. Revenues from the North America region crossed the US $10 billion milestone. We won 94 large deals with TCV of US $9.5 billion, of which 40% was net new, setting a strong foundation for growth in the months ahead.

The Board has recommended a final dividend of ₹16 per share. Together with the interim dividend of ₹15 per share already paid, the total dividend per share for FY22 amounts to ₹31 which is a 14.8% increase over FY21. With this, the company has announced a total dividend of approx. ₹13,000 crore for FY22. Along with the share buyback of over ₹11,000 crore completed in September, the total capital return in FY22 is over ₹24,100 crore (US $3.1 billion).

The Board of Directors has recommended the reappointment of Salil Parekh as Chief Executive Officer and Managing Director of Infosys, for a second term of five years, from July 1, 2022 to March 31, 2027. Salil has delivered industry-leading performance for the Company, and it is in the interest of Infosys and its stakeholders to secure the continuity and stability of the current leadership. Salil brings with him a proven track record of driving digital transformation for enterprises, executing business turnarounds, and managing acquisitions successfully. The Board also recommends the reappointment of D. Sundaram, as an Independent Director, for a second term of five years, as he is due for retirement as director after his first term of five years on July 13, 2022. U.B. Pravin Rao, COO and Whole-time Director, retired as member of the Board effective December 12, 2021. On behalf of the Board of Directors and on your behalf, I place on record our deep sense of appreciation for Pravin's leadership over his 35 years of service with Infosys and acknowledge his immense efforts and contributions towards global delivery and business enablement. On behalf of the CSR Committee of Infosys Limited and the Trustees of the Infosys Foundation, I also record our heartfelt gratitude to Mrs. Sudha Murty who retired from the office of Chairperson of Infosys Foundation on December 31, 2021, after an inspiring 25-year journey of service to the underserved and dedication to social causes.

The pandemic, as it progressed into the second year, continued to test us all. At Infosys, we brought together our collective resources and strengths to respond to the challenging situation and run the business with the resilience that our clients, our employees and you – our shareholders – expect from us. This One Infosys approach, where the collective strength of Infosys was leveraged to accelerate the digital journey of our clients, helped us deliver our highest annual growth in a decade. Salil, a vocal advocate of this mindset, urged the global leadership team at Infosys to lean in with this outlook not only to rally our teams to collaborate and drive synergies but also as our core differentiation when it comes to helping our

clients navigate complex digital transformation projects. It amplified our relevance to their agenda and gave them more reason to trust us to deliver at a time when their businesses sought every digital advantage, they could muster, to tide through the trying times. Unsurprisingly, digital now drives the lion's share of our revenues.

The commitment we made, over the past years, to be a 'Live Enterprise' with the digital agility to meet the demands of constantly evolving markets, served us well. Unifying these investments, as part of the One Infosys approach, enabled us to deliver a disproportionate advantage for our clients. Our extensive investments in Infosys Cobalt™ cloud solutions proved invaluable for businesses seeking to adjust to the shifting demand landscape with cloud's resilience and elasticity. We also took advantage of our growing cloud capabilities to accelerate our business platforms. For example, Infosys Equinox that was evolved from Skava Commerce is now helping our clients drive deeply personalized, highly effective omnichannel commerce. The cloud also amplified our agility in delivering services and solutions harnessing digital capabilities – data and analytics, cybersecurity, AI, automation, and IoT – more holistically. This integrated approach to digital has helped us rapidly respond to emerging business opportunities – the launch of Infosys Metaverse Foundry is one such example. Our acquisition of oddity, the Germany-based digital marketing, experience, and commerce agency, further strengthens our capabilities in this space. This orchestrated effort, along with our focus on efficiency, automation and cost discipline, sets us up for strong performance in the future.

Our people culture has always been a strong pillar of our success. We nurture the physical, emotional and social wellbeing of our employees through our award winning HALE initiatives and by focusing on building the right culture for the future. The One Infosys approach worked to strengthen cultural connect across our talent base, as we scaled our workforce globally. We increased our hiring by 2.2X in just two years, including the 85,000 college graduates we recruited globally over the past year. Initiatives like HackwithInfy, our signature coding contest, and InfyTQ, our platform with learning and engagement experiences, aimed at creating industry-ready engineering students, are helping us create a rich talent pipeline in India. Infosys Career Gambit, our holistic career development program, empowers employees to gather experience and skills in areas of the future while earning better compensation, growing faster, and gaining opportunities to perform complex roles in exciting digital projects. Lex, our homegrown learning platform, has helped accelerate capability-building relentlessly and globally, enabling 39 million hours of skilling during the year.

Matching our passion to deliver for clients and nurture our people is our commitment to the larger community. This is encapsulated in our shared purpose – to amplify human potential and create the next opportunity for people, businesses, and communities. It inspires us to be a sustainable business in every sense of the word. It drives us to nurture ambitious ESG aspirations and to come together as One Infosys to realize it. From building a diverse workforce with strong inclusive leaders, embracing positive climate action to helping our clients do the same, and earning the trust of all stakeholders through ethical corporate governance – we do our best to move us all forward. As a result of these efforts, and aligned to our ESG vision for 2030, Infosys continues to be carbon-neutral. We also continue to be responsive to the needs of society in new and innovative ways. As an example, this year, we instituted Infosys Springboard globally as our flagship reskilling program democratizing learning, with free digital content, to empower 10-million-plus people with digital skills by 2025. Today, 2.6 million learners are already registered on the platform paving their way to a prosperous digital future.

Today, Infosys has been recognized as the fastest-growing IT services brand in the world and is among the top 25 fastest-growing brands across sectors globally. Digital acceleration, across industries, is opening so many new doors for Infosys to explore opportunities and create value from technology-led innovation and transformation for our clients. Corporate leaders are having to deal with the complexities and challenges of the post-pandemic world, along with slowing growth, supply chain disruptions, soaring inflation, rapidly rising interest rates, and fears of a recession. Yet every one of these challenges presents a tremendous opportunity to transition to new ways to gain market share. Infosys is a trusted navigator for our clients and there is great potential to leverage our expertise to steer them forward. On behalf of the Board, I want to assure you all that we will leave no stone unturned in our efforts to evolve our approach to match the dynamics of the market.

We are proud of our 3,00,000+ employees for their dedication that has positioned us so well for the future. Our journey thus far would have been impossible without their unstinting efforts. We also thank our clients, co-founders and governments of the countries and states that we operate in for their generous support. Our shareholders, as always, serve as the pole star steering us towards greater ambition and success. To each of you, I offer our sincere thanks.

Thank you,



Nandan M. Nilekani
Chairman

Bengaluru
June 25, 2022

Infosys®
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	INFOSYS LIMITED
Date of the AGM/EGM	25-06-2022
Total number of shareholders on ~~record~~ /cut-off date 18-06-2022	2781464
No. of shareholders present in the meeting either in person or through proxy:	
Promoters and Promoter Group:	0
Public:	0
No. of Shareholders attended the meeting through Video Conferencing	
Promoters and Promoter Group:	1
Public:	290

Resolution No.	1									
Resolution required: (Ordinary/ Special)	ORDINARY - Adoption of financial statements									
Whether promoter/ promoter group are interested in the agenda/resolution?	No									
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100	Votes Invalid	Votes Abstained
Promoter and Promoter Group	E-Voting	551,682,338	551,682,338	100.0000	551,682,338	0	100.0000	0.0000	0	0
	Poll		0	0.0000	0	0	0.0000	0.0000	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0.0000	0.0000	0	0
	Total		551,682,338	100.0000	551,682,338	0	100.0000	0.0000	0	0
Public- Institutions	E-Voting	2,123,966,584	1,846,706,165	86.9461	1,846,706,165	0	100.0000	0.0000	0	0
	Poll		0	0.0000	0	0	0.0000	0.0000	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0.0000	0.0000	0	0
	Total		1,846,706,165	86.94610259	1,846,706,165	0	100.0000	0.0000	0	0
Public- Non Institutions	E-Voting	1,531,795,363	825,422,103	53.8859	824,930,324	491,779	99.9404	0.0595	0	0
	Poll		195,039	0.0127	195,039	0	100.0000	0.0000	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0.0000	0.0000	0	0
	Total		825,617,142	53.89862517	825,125,363	491,779	99.9404	0.0596	0	0
	Total	4,207,444,285	3,224,005,645	76.6262	3,223,513,866	491,779	99.9847	0.0153	0	0

Resolution No.	2									
Resolution required: (Ordinary/ Special)	ORDINARY - Declaration of dividend									
Whether promoter/ promoter group are interested in the agenda/resolution?	No									
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100	Votes Invalid	Votes Abstained
Promoter and Promoter Group	E-Voting	551,682,338	551,682,338	100.0000	551,682,338	0	100.0000	0.0000	0	0
	Poll		0	0.0000	0	0	0.0000	0.0000	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0.0000	0.0000	0	0
	Total		551,682,338	100.0000	551,682,338	0	100.0000	0.0000	0	0
Public- Institutions	E-Voting	2,123,966,584	1,893,672,939	89.1574	1,893,672,939	0	100.0000	0.0000	0	0
	Poll		0	0.0000	0	0	0.0000	0.0000	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0.0000	0.0000	0	0
	Total		1,893,672,939	89.1574	1,893,672,939	0	100.0000	0.0000	0	0
Public- Non Institutions	E-Voting	1,531,795,363	826,132,199	53.9323	826,035,999	96,200	99.9883	0.0116	0	0
	Poll		195,039	0.0127	195,039	0	100.0000	0.0000	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0.0000	0.0000	0	0
	Total		826,327,238	53.945	826,231,038	96,200	99.9884	0.0116	0	0
	Total	4,207,444,285	3,271,682,515	77.7594	3,271,586,315	96,200	99.9971	0.0029	0	0

Resolution No.	3									
Resolution required: (Ordinary/ Special)	ORDINARY - Appointment of Nandan M. Nilekani as a director, liable to retire by rotation									
Whether promoter/ promoter group are interested in the agenda/resolution?	Yes									
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100	Votes Invalid	Votes Abstained
Promoter and Promoter Group	E-Voting	551,682,338	551,682,338	100.0000	551,682,338	0	100.0000	0.0000	0	0
	Poll		0	0.0000	0	0	0.0000	0.0000	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0.0000	0.0000	0	0
	Total		551,682,338	100.0000	551,682,338	0	100.0000	0.0000	0	0
Public- Institutions	E-Voting	2,123,966,584	1,893,308,818	89.1402	1,878,409,467	14,899,351	99.2130	0.7869	0	0
	Poll		0	0.0000	0	0	0.0000	0.0000	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0.0000	0.0000	0	0
	Total		1,893,308,818	89.1402	1,878,409,467	14,899,351	99.2131	0.7869	0	0
Public- Non Institutions	E-Voting	1,531,795,363	826,132,502	53.9323	816,235,364	9,897,138	98.8019	1.1980	0	0
	Poll		195,039	0.0127	194,989	50	99.9743	0.0256	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0.0000	0.0000	0	0
	Total		826,327,541	53.945	816,430,353	9,897,188	98.8023	1.1977	0	0
	Total	4,207,444,285	3,271,318,697	77.7507	3,246,522,158	24,796,539	99.2420	0.7580	0	0

Resolution No.	4									
Resolution required: (Ordinary/ Special)	ORDINARY - Reappointment of Deloitte Haskins Sells LLP, Chartered Accountants, as statutory auditors of the Company and fix their remuneration									
Whether promoter/ promoter group are interested in the agenda/resolution?	No									
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100	Votes Invalid	Votes Abstained
Promoter and Promoter Group	E-Voting	551,682,338	551,682,338	100.0000	551,682,338	0	100.0000	0.0000	0	0
	Poll		0	0.0000	0	0	0.0000	0.0000	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0.0000	0.0000	0	0
	Total		551,682,338	100.0000	551,682,338	0	100.0000	0.0000	0	0
Public- Institutions	E-Voting	2,123,966,584	1,893,308,818	89.1402	1,892,551,434	757,384	99.9599	0.0400	0	0
	Poll		0	0.0000	0	0	0.0000	0.0000	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0.0000	0.0000	0	0
	Total		1,893,308,818	89.1402	1,892,551,434	757,384	99.9600	0.0400	0	0
Public- Non Institutions	E-Voting	1,531,795,363	826,126,278	53.9319	823,203,099	2,923,179	99.6461	0.3538	0	0
	Poll		195,039	0.0127	195,039	0	100.0000	0.0000	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0.0000	0.0000	0	0
	Total		826,321,317	53.9446	823,398,138	2,923,179	99.6462	0.3538	0	0
	Total	4,207,444,285	3,271,312,473	77.7506	3,267,631,910	3,680,563	99.8875	0.1125	0	0

Resolution No.	5									
Resolution required: (Ordinary/ Special)	SPECIAL - Reappointment of D. Sundaram as an independent director									
Whether promoter/ promoter group are interested in the agenda/resolution?	No									
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100	Votes Invalid	Votes Abstained
Promoter and Promoter Group	E-Voting	551,682,338	551,682,338	100.0000	551,682,338	0	100.0000	0.0000	0	0
	Poll		0	0.0000	0	0	0.0000	0.0000	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0.0000	0.0000	0	0
	Total		551,682,338	100.0000	551,682,338	0	100.0000	0.0000	0	0
Public- Institutions	E-Voting	2,123,966,584	1,890,011,204	88.9850	1,841,483,451	48,527,753	97.4324	2.5675	0	0
	Poll		0	0.0000	0	0	0.0000	0.0000	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0.0000	0.0000	0	0
	Total		1,890,011,204	88.985	1,841,483,451	48,527,753	97.4324	2.5676	0	0
Public- Non Institutions	E-Voting	1,531,795,363	826,040,736	53.9263	785,760,500	40,280,236	95.1236	4.8763	0	0
	Poll		190,351	0.0124	190,351	0	100.0000	0.0000	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0.0000	0.0000	0	0
	Total		826,231,087	53.9387	785,950,851	40,280,236	95.1248	4.8752	0	0
	Total	4,207,444,285	3,267,924,629	77.6701	3,179,116,640	88,807,989	97.2824	2.7176	0	0

Resolution No.	6									
Resolution required: (Ordinary/ Special)	ORDINARY - Reappointment of Salil S. Parekh, Chief Executive Officer and Managing Director of the Company, and approval of the revised remuneration									
Whether promoter/ promoter group are interested in the agenda/resolution?	No									
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100	Votes Invalid	Votes Abstained
Promoter and Promoter Group	E-Voting	551,682,338	551,682,338	100.0000	551,682,338	0	100.0000	0.0000	0	0
	Poll		0	0.0000	0	0	0.0000	0.0000	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0.0000	0.0000	0	0
	Total		551,682,338	100.0000	551,682,338	0	100.0000	0.0000	0	0
Public- Institutions	E-Voting	2,123,966,584	1,889,793,395	88.9747	1,853,756,760	36,036,635	98.0930	1.9069	0	0
	Poll		0	0.0000	0	0	0.0000	0.0000	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0.0000	0.0000	0	0
	Total		1,889,793,395	88.9747	1,853,756,760	36,036,635	98.0931	1.9069	0	0
Public- Non Institutions	E-Voting	1,531,795,363	825,947,823	53.9202	814,240,459	11,707,364	98.5825	1.4174	0	0
	Poll		195,039	0.0127	194,989	50	99.9743	0.0256	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0.0000	0.0000	0	0
	Total		826,142,862	53.9329	814,435,448	11,707,414	98.5829	1.4171	0	0
	Total	4,207,444,285	3,267,618,595	77.6628	3,219,874,546	47,744,049	98.5389	1.4611	0	0

Hemanth, Holla & Co.
Company Secretaries

B-3, 2nd Floor, #2470, 21st Main, 25th Cross
BSK 2nd Stage, Bengaluru -560 070.
www.bhemantha.com
Tel.: +91 80 4131 5422

REPORT OF SCRUTINIZER

[Pursuant to Section 108 of the Companies Act, 2013 and Rule 21(2) of the Companies (Management and Administration) Rules, 2014]

To,
The Chairman
41st Annual General Meeting
Infosys Limited,
Address: 44, Infosys Avenue, Electronics City,
Hosur Road, Bengaluru-560100

Dear Sir,

Sub: Consolidated Report of Scrutinizer on remote E-voting and electronic voting during the Annual General Meeting (AGM) pursuant to the provisions of Section 108 of the Companies Act, 2013 and Rule 20 of the Companies (Management and Administration) Rules 2014, for the 41st Annual General Meeting of Infosys Limited held on Saturday, 25th June 2022 at 4.00 P.M. through Video Conferencing ('VC') / Other Audio-Visual Means ('OAVM') (collectively referred as "VC").

I, B Hemanth, Partner of Hemanth, Holla & Co. had been appointed as the Scrutinizer by the Board of Directors of the Infosys Limited pursuant to Section 108 of the Companies Act 2013 and Rule 20 of the Companies (Management and Administration) Rules, 2014 for the purposes of scrutinizing the remote e voting and e-voting process during the AGM pursuant to Section 108 of the Companies Act 2013 and Rule 20 & Rule 21 of the Companies (Management and Administration) Rules, 2014 in respect of the below mentioned resolutions proposed at the 41st Annual General Meeting (AGM) of **Infosys Limited** (the "Company") held on Saturday, 25th June 2022 at 4.00 P.M. through VC, and I submit my report as under:

1. The Management of the Company is responsible for ensuring compliance with the requirements of the Companies Act, 2013 ("the Act") and the Rules thereunder and the Securities and Exchange Board of India Listing Obligations and Disclosure Requirements, 2015 as amended from time to time (hereafter referred as "SEBI Listing Regulations") relating to voting through electronic means (by remote e-voting) and electronic voting (e-voting) at the Annual General Meeting by the shareholders on the resolutions proposed in the Notice of the 41st AGM of the Company.

2. My responsibility as the Scrutinizer of the voting process, was restricted to scrutinize the Evoting process, in a fair and transparent manner and to prepare a Scrutinizer's Report of the votes cast in favour and against the resolutions stated in the Notice, based on the reports generated from

the E-voting system provided by National Securities Depository Limited ("NSDL") the service provider.

3. The Notice dated 21st May 2022 along with statement setting out material facts under Section 102 of the Act were sent to the shareholders in respect of the below mentioned resolutions proposed at the 41st AGM of the Company.

4. The Company had availed the e-voting facility offered by NSDL for conducting remote e voting prior to the AGM and voting at the AGM by electronic means.

5. The shareholders of the Company holding shares as on the cut-off date of 18th June 2022 were entitled to vote on the resolutions as contained in the notice of the AGM.

6. In accordance with the Notice of the 41st AGM and the 'Advertisement' published pursuant to Rule 20(4)(v) of the Companies (Management and Administration) Rules, 2014, the remote e-voting commenced at 9:00 AM on Monday, June 20, 2022 and closed at 5:00 PM on Friday, June 24, 2022, and the e-voting module was blocked by NSDL thereafter.

7. After declaration of voting by the Chairman, the shareholders present at the AGM through VC and who had not voted on remote e-voting, voted through e-voting facility provided by NSDL at the AGM.

8. The Votes were unblocked on 25th June 2022 at 08:06 P.M. in the presence of two witnesses, who are not in employment of the Company, viz., Ms. CS Swathi Holla currently residing at #17, Sri Krishna, 17th Main, Padmanabhanagar, Bangalore-560070 and Ms. Vaishnavi Krishna whose address is B-3, 2470, 2nd Floor, 21st Main, BSK 2nd Stage, Bangalore-560070, before they were counted.

9. I have scrutinized and reviewed the remote e-voting and vote casted through e-voting during the AGM, based on the data downloaded from the NSDL e-voting system.

10. I now submit my consolidated report as under on the result of the remote e-voting and vote casted through e-voting during the AGM in respect of the said resolutions:

Ordinary Business:

Resolution No.1 - As an Ordinary Resolution

Adoption of Financial Statements (including the consolidated financial statements) of the Company for the year ended March 31, 2022, and Reports of the Board of Directors and the Auditors thereon

(i) Voting "**in favour**" of resolution

Number of Members	Number of votes cast by them(shares)	% of total number of valid votes cast
10,887	3,223,513,866	99.98

(ii) Voting **"against"** the resolution

Number of Members	Number of votes cast by them(shares)	% of total number of valid votes cast
101	491,779	0.015

(iii) Invalid Votes:

Total number of members whose votes were declared invalid	Total number of votes cast by them
0	0

B. HEMANTH
FCS No. 6374
CP No. 6519
COMPANY SECRETARY

Resolution No. 2 - As an Ordinary Resolution

Declaration of Dividend

(i) Voting "**in favour**" of resolution

Number of Members	Number of votes cast by them(shares)	% of total number of valid votes cast
10,910	3,271,586,315	99.99

(ii) Voting **"against"** the resolution

Number of Members	Number of votes cast by them(shares)	% of total number of valid votes cast
109	96,200	0.003%

(iii) Invalid Votes:

Total number of members whose votes were declared invalid	Total number of votes cast by them
0	0

Resolution No. 3 - As an Ordinary Resolution

Appointment of Nandan M. Nilekani (DIN: 00041245) as a director, liable to retire by rotation

(i) Voting "**in favour**" of resolution

Number of Members	Number of votes cast by them(shares)	% of total number of valid votes cast
10,636	3,246,522,158	99.24

(ii) Voting **"against"** the resolution

Number of Members	Number of votes cast by them(shares)	% of total number of valid votes cast
325	24,796,539	0.76

COMPANY SECRETARY

(iii) Invalid Votes:

Total number of members whose votes were declared invalid	Total number of votes cast by them
0	0

Resolution No. 4 - As an Ordinary Resolution

Reappointment of Deloitte Haskins & Sells LLP, Chartered Accountants, as Statutory Auditors of the Company.

(i) Voting "**in favour**" of resolution

Number of Members	Number of votes cast by them(shares)	% of total number of valid votes cast
10,569	3,267,631,910	99.89

(ii) Voting ***"against"*** the resolution

Number of Members	Number of votes cast by them(shares)	% of total number of valid votes cast
383	3,680,563	0.11

(iii) Invalid Votes:

Total number of members whose votes were declared invalid	Total number of votes cast by them
0	0

B. HEMANTH
FCS No. 6374
CP No. 6519
COMPANY SECRETARY

Special Business:

Resolution No. 5 - As a Special Resolution

Reappointment of D. Sundaram (DIN: 00016304) as an Independent Director

(i) Voting "**in favour**" of resolution

Number of Members	Number of votes cast by them(shares)	% of total number of valid votes cast
10,457	3,179,116,640	97.28

(ii) Voting **"against"** the resolution

Number of Members	Number of votes cast by them(shares)	% of total number of valid votes cast
477	88,807,989	2.72

(iii) Invalid Votes:

Total number of members whose votes were declared invalid	Total number of votes cast by them
0	0

Resolution No. 6: As an Ordinary Resolution-

Reappointment of Salil S. Parekh (DIN: 01876159), Chief Executive Officer and Managing Director of the Company, and approval of the revised remuneration payable to him.

(i) Voting "**in favour**" of resolution

Number of Members	Number of votes cast by them(shares)	% of total number of valid votes cast
10,258	3,219,874,546	98.54

B. HEMANT
FCS No. 637
CP No. 651
COMPANY SECRETARY

(ii) Voting **"against"** the resolution

Number of Members	Number of votes cast by them(shares)	% of total number of valid votes cast
686	47,744,049	1.46

(iii) Invalid Votes:

Total number of members whose votes were declared invalid	Total number of votes cast by them
0	0

All electronic data and relevant records of e-voting will remain in my custody until the Chairman considers, approves, and signs the minutes of the 41st Annual General Meeting and the same shall be handed over thereafter to the Chairman/Company Secretary for safe keeping.

Based on the above information, you may kindly announce the results.

Thanking You
Yours faithfully,

For **Hemanth, Holla & Co.**

B HEMANTH
FCS No. 6374
CP No. 6519
COMPANY SECRETARY

B Hemanth
Partner
FCS: 6374 CP No: 6519
Scrutinizer

UDIN: F006374D000531448

Date: 25th June 2022
Place: Bengaluru

We the undersigned witnessed that the votes were unblocked from the e voting website of National Securities Depository Limited (https://evoting.nsdl.com) in our presence.

Ms. CS Swathi Holla
#17, Sri Krishna, 17th Main,
Padmanabhanagar, Bengaluru-560070

Signature:

Ms. Vaishnavi Krishna
B-3, 2470, 2nd Floor, 21st Main,
BSK 2nd Stage, Bengaluru-560070

Signature: